ACME ELECTRIC CORPORATION
INTERIM REPORT 3
39 WEEKS ENDED MARCH 29, 1996


To Our Shareholders:

    The third quarter rebounded somewhat, with net income of $73,000 after a loss of $834,000 in the second quarter. Sales for the third quarter were $23,155,000, and year-to-date are up 9% compared with last year.
    The Electronics Division has successfully implemented Demand Flow Technology (DFT) in the final assembly area of its manufacturing process. The next major piece of this program will be put in place by September and, at that time, more than 80% of the facility will have been converted. When completed, this major process reengineering will yield better quality products, shorter cycle times, and require less inventory.
    Cycle-time reduction has also been a goal targeted for the engineering design process. To date, efforts in this area have reduced average design time from eleven months to four.
    The Electronic Division's new programs from Stratus Computer and Silicon Graphics are in the latter stages of development and will begin moving into production during the May through August time frame.
    Shipments in the Power Distribution Products Division were 5% less last quarter than the same period last year, due primarily to poor weather conditions in many areas of the country. However, March was a good month, and we expect traditionally strong sales in the fourth quarter.
    Material cost increases that significantly impacted this Division now seem stable and, in some cases, are beginning to decline. They are, however, significantly higher than last year and have adversely affected margins.
    DFT implementation at this Division is approximately 50% complete, with the remaining areas to be converted next fall. Order fill rates are climbing, while inventories have begun to decline as a result of our DFT efforts.
    Improvements continue in our Aerospace Division. We will soon move into production with our Sandia and Javelin contracts and are in an excellent position to secure a major F-16 retrofit contract expected to be let next summer by the U.S. Air Force.
    In summary, good progress was made during the quarter and is expected to continue in the fourth quarter.



Robert J. McKenna
Chairman and CEO


May 3, 1996
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ACME ELECTRIC CORPORATION
East Aurora, New York

The following tables set forth certain unaudited financial information for the thirty-nine-week periods ended March 29, 1996, and March 31, 1995 (in thousands, except for per share data):


                                                         CONSOLIDATED BALANCE SHEET

                                      MAR. 29, 1996             MAR. 31, 1995             JUNE 30, 1995
                                      -------------             -------------             -------------
Current Assets.................          $37,091                   $38,543                   $39,437
Fixed Assets and Other.........           18,541                    17,506                    16,741
                                          ------                    ------                    ------
  Total........................          $55,632                   $56,049                   $56,178
                                          ======                    ======                    ======

Current Liabilities............          $10,054                   $12,249                   $14,447
Long-Term Debt.................           30,064                    27,591                    25,882
Shareholders' Equity...........           15,514                    16,209                    15,849
                                          ------                    ------                    ------
  Total........................          $55,632                   $56,049                   $56,178
                                          ======                    ======                    ======

                                                        CONSOLIDATED INCOME STATEMENT

                                  13 Weeks       13 Weeks       39 Weeks       39 Weeks        F/Y
                                   Ended          Ended          Ended          Ended         Ended
                               MAR. 29, 1996  MAR. 31, 1995  MAR. 29, 1996  MAR. 31, 1995  JUNE 30, 1995
                               -------------  -------------  -------------  -------------  -------------
Net Sales......................   $23,155        $24,184        $72,511        $66,438        $91,127
Net Income (Loss)..............        73            334           (428)         1,426            992
Earnings (Loss) Per Share......      $.01           $.07          $(.09)          $.29           $.20
Weighted Number of Shares
  Outstanding Used to Compute
  Income Per Common Share       4,949,320      4,937,221      4,953,436      4,913,167      4,924,887